UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Forward Funds, Inc. on behalf of each of its series (each a “Fund” and collectively, the “Funds”):

Forward Hansberger International Growth Fund

Forward Hoover Small Cap Equity Fund

Forward Hoover Mini-Cap Fund

Forward Global Emerging Markets Fund

Forward International Small Companies Fund

Forward Uniplan Real Estate Investment Fund

Forward Legato Fund

Sierra Club Stock Fund

Sierra Club Equity Income Fund

Unless answered separately for one or more series, responses below apply to all series.

3.	Securities and Exchange Commission File No.:

811-08419

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

433 California Street

Suite 1100

San Francisco, CA 94104

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Douglas P. Dick

Dechert LLP

4675 MacArthur Court, Suite 1400

Newport Beach, CA 92660

(949) 442-6060

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

PFPC Inc. 99 High Street 27th Floor Boston, MA 02110 (302) 791-1700	PFPC Distributors, Inc. 760 Moore Road King of Prussia, PA 19406 (610) 382-8618

Forward Management, LLC 433 California Street Suite 1100 San Francisco, CA 94104 (415) 869-6317	Brown Brothers Harriman & Co. 40 Water Street Boston, MA 02109 (617) 742-1818

8.	Classification of fund (check only one):

☒	Management company

☐	United investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Forward Management, LLC 433 California Street Suite 1100 San Francisco, CA 94104	Netols Asset Management Inc. 1045 West Glen Oaks Lane Suite 201 Mequon, WI 53092

Hansberger Global Investors, Inc. 515 East Las Olas Boulevard Suite 1300 Fort Lauderdale, FL 33301	Riverbridge Partners LLC 1200 Rand Tower 527 Marquette Avenue South Minneapolis, MN 55402

Hoover Investment Management Co., LLC 650 California Street 30th Floor San Francisco, CA 94108	New York Life Investment Management LLC 169 Lackawanna Avenue Parsippany, NJ 07054

Pictet International Management LTD Tower 42 Level 37 25 Old Broad Street London, EC2N 1 HQ, United Kingdom	Harris Bretall Sullivan & Smith LLC One Sansome Street Suite 3300 San Francisco, CA 94104

Forward Uniplan Advisors, Inc. (formerly known as Uniplan Real Estate Advisors, Inc.) 23909 W. Overson Road Union Grove, WI 53182

Affinity Investment Advisors, LLC

was the sub-advisor to Sierra Club

Stock Fund, then known as Forward

U.S. Equity Fund, from December 16,

2002 to January 1, 2003.

18191 Von Karman Ave, Suite 420

Irvine, CA 92612

Conestoga Capital Advisors, LLC 259 Radnor-Chester Road Suite 120 Radnor, PA 19087

Garzarelli Investment Management,

LLC was the sub-advisor to Sierra

Club Stock Fund, then known as

Forward Garzarelli U.S. Equity Fund,

prior to December 16, 2002.

The firm’s last known address is:

18191 Von Karman Ave., Suite 420

Irvine, CA 92612

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

PFPC Distributors, Inc.

760 Moore Road

King of Prussia, PA 19406

Prior to the time PFPC Distributors, Inc. became principal underwriter of the funds, Provident Distributors, Inc., formerly located at 3200 Horizon Drive, King of Prussia, Pennsylvania 19406, was the principal underwriter of the funds. PFPC Distributors, Inc. acquired Provident Distributors, Inc. on January 2, 2001.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Trustee’s name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

February 2, 2005

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place:

With respect to the Forward Hoover Small Cap Equity Fund, Forward Hoover Mini-Cap Fund, Forward Hansberger International Growth Fund, Forward Uniplan Real Estate Investment Fund, Sierra Club Equity Income Fund (formerly known as Sierra Club Balanced Fund), and the Sierra Club Stock Fund, the approval for the reorganization was obtained at a meeting held on April 22, 2005. The meeting was adjourned to May 20, 2005 with respect to the Forward International Small Companies Fund and the Forward Global Emerging Markets Fund, at which time the approval for the reorganization was obtained from shareholders of these Funds. With respect to the Forward Legato Fund, the merger was approved by its initial shareholders pursuant to a written consent dated as of March 31, 2005.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

June 30, 2005

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(e)	Liquidations only:

Not Applicable.

Were any distributions to shareholders made in kind?

☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation*:

(i)	Legal expenses:	$112,000

(ii)	Accounting expenses:	$72,000

(iii)	Other expenses (list and identify separately):

	Proxy Solicitation:	$89,000
	Transfer Agent Conversion:	$46,000
	Printing and Edgar Filings	$196,000
	Trustee Fees – Special Meetings	$10,000
	Blue Sky Fees	$55,000

(iv)	Total expenses (sum of lines (i) - (iii) above):	$580,000

*	Expenses listed above are aggregated for the reorganizations of each Fund.

(b)	How were those expenses allocated?

All expenses of the Funds incurred in connection with its reorganization have been or will be borne by Forward Management, LLC (the “Manager”) or other third parties.

(c)	Who paid those expenses?

See Item 22(b)

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Forward Funds, on behalf of its series:

Forward Hansberger International Growth Fund

Forward Hoover Small Cap Equity Fund

Forward Hoover Mini-Cap Fund

Forward Global Emerging Markets Fund

Forward International Small Companies Fund

Forward Uniplan Real Estate Investment Fund

Forward Legato Fund

Sierra Club Stock Fund

Sierra Club Equity Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-06722            Forward Funds

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form: File No: Filing Date:	Schedule 14A (definitive proxy statement) 811-08419 March 18, 2005

Form: File No: Filing Date:	Schedule 14A (preliminary proxy statement) 811-06722 March 2, 2005

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Forward Funds, Inc. (ii) he is the President of Forward Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date: December 6, 2005	/s/ J. Alan Reid, Jr.
J. Alan Reid, Jr. President